SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CAPITALSOURCE INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

7.250% Senior Subordinated Convertible Notes due 2037 (Title of Class of Securities)
14055X AG 7 (CUSIP Number of Class of Securities)

Kori Ogrosky
Senior Vice President, General
Counsel and Secretary

CapitalSource Inc.
633 West 5th Street, 33rd Floor
Los Angeles, CA  90071
(213) 443-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE
Transaction Valuation*: $23,228,000	Amount of Filing Fee**: $2,662

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the Senior Subordinated Convertible Notes due 2037 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of June 14, 2012, there was $23,228,000 in aggregate principal amount of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

o	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by CapitalSource Inc., a Delaware corporation (the “Company”), and relates to an offer by the Company to repurchase for cash any and all of its Senior Subordinated Convertible Notes due 2037 (the “Notes”), upon the terms and subject to the conditions set forth in the indenture (as described below), the Notes and the Company Notice, dated June 15, 2012 (the “Company Notice”).  The terms of the Notes and the indenture governing the Notes require that, at the option (the “Put Option”) of each holder of Notes (each a “Holder”), all or a portion of the Notes must be repurchased by the Company on July 15, 2012.  Because July 15, 2012 is a Sunday, the Put Option will expire and the Company will repurchase Notes with respect to which the Put Option is exercised on the next business day, July 16, 2012, in accordance with the terms of the indenture.

The Notes were issued under an Indenture, dated as of July 30, 2007, by and between the Company, as obligor, and Wells Fargo Bank National Association, as trustee (“Wells Fargo”), as supplemented by the First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, CapitalSource Finance LLC, as guarantor (the “Guarantor”) and Wells Fargo (such indenture, as so supplemented, the “Indenture”).  Wells Fargo is acting as paying and conversion agent for the Notes.

The Put Option will expire at 5:00 p.m., New York City time, on Monday, July 16, 2012.

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if surrendered by the holders under the terms and subject to the conditions set forth in the Indenture and Notes and the conditions set forth in the Company Notice, filed as Exhibit (a)(1)(A) to this Schedule TO-I.  Under certain circumstances, the Notes may be convertible into 36.9079 shares of Common Stock per $1,000 principal amount of Notes, as of June 14, 2012, subject to adjustment under certain circumstances specified in the Indenture.

The Company maintains its registered and principal executive offices at 633 West 5th Street, 33rd Floor, Los Angeles, CA  90071.  The telephone number there is (213) 443-7700.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO-I.

Item 10.  Financial Statements

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12.  Exhibits.

(a)(1)(A)	Company Notice to Holders of the Notes, dated June 15, 2012.

(b)	Not applicable.

(d)(1)
Indenture, dated as of July 30, 2007, by and between the Company, as Obligor, and Wells Fargo Bank National Association, as Trustee, (incorporated by reference to Exhibit 4.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753), including the form of Note (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on February 29, 2008, File No. 001-31753).

(d)(2)
First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.20.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753).

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.

By:      /s/ Kori Ogrosky
Kori Ogrosky
Senior Vice President, General Counsel and Secretary

Dated: June 15, 2012

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of the Notes, dated June 15, 2012.

(b)	Not applicable.

(d)(1)
Indenture, dated as of July 30, 2007, by and between the Company, as Obligor, and Wells Fargo Bank National Association, as Trustee, (incorporated by reference to Exhibit 4.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753), including the form of Note (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on February 29, 2008, File No. 001-31753).

(d)(2)
First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.20.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753).

(g)	Not applicable.

(h)	Not applicable.